

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, D.C. 20549-7010**

DIVISION OF
CORPORATION FINANCE

<u>Mail Stop 3010</u>

May 19, 2010

VIA USMAIL and FAX (312) 526 - 0447

Mr. Mark J. Parrell
Chief Financial Officer
Equity Residential
Two North Riverside Plaza
Chicago, Illinois 60606

> **Re:   Equity Residential**
> **Form 10-K for the year ended 12/31/2009**
> **Filed 2/25/2010**
> **File Nos. 001-12252**

Dear Mr. Mark J. Parrell:

We have reviewed your filing and have the following comments.  We have limited our review to only the issues addressed below and will make no further review of your document.  As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934.

Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosures in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or on any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2009

General

1.      We note that you incorporate Part III disclosure by reference from your proxy
        statement. We also note that you filed your proxy statement on April 15, 2010.
        Please note that we will need to review this material before we can complete our
        review of your Form 10-K, and we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations

2.      On page 33 you discuss that Fannie Mae and Freddie Mac provided you with
        approximately $1.6 billion of secured mortgage financing in 2008 and $500 million in
        2009 at attractive rates, when compared to other sources of credit available at the
        time.  Please expand this disclosure to disclose the terms of this debt, including the
        maturity dates, whether the loans were at fixed or variable rates,  and the comparable
        market rates at the time. In future filings, quantify the positive effect on your recorded
        interest expense for 2008 and 2009 and subsequent periods related to the below
        market rate borrowings.

Financial Statements and Notes

Consolidated Statements of Operations, page F-5

3.      We note that you have included distributions declared per share on the face of your
        Consolidated Statements of Operations versus in the notes to your financial
        statements. Tell us how your disclosure complies with the guidance in paragraph 260-
        10-45-5 of the FASB Accounting Standards Codification.

Note 2-Summary of Significant Accounting Policies

Impairment of Long-Lived assets, page F-13

4.      The penultimate paragraph suggests that when the undiscounted cash flows exceed
        the carrying amount of a held for use asset, impairment measured as the difference
        between fair value and the carrying value of that asset would be recognized only if
        the impairment is deemed to be *permanent*. Please explain to us how this complies
        with the applicable accounting literature. Refer to paragraph 360-10-35-17 of the
        FASB Accounting Standards Codification that defines non recoverability as when the
        undiscounted cash flows are below the carrying amount of the asset without a
        permanent standard. Show us how you will revise your disclosure in future filings.

Note 18 Commitments and Contingencies, page F-39

5.      Based on the disclosure related to the housing discrimination case, it appears there is
        a reasonable possibility of loss.  Please clarify the consideration you gave to

disclosing an estimate of the possible loss or range of loss associated with this contingency or including a statement that such an estimate cannot be made. Refer to paragraph 450-20-50-3 of the FASB Accounting Standards Codification.

Note 19 – Impairments and Other Expenses, page F-40

6.      We note the fair values utilized within your impairment analysis were determined using internally developed models based on market assumptions and comparable sales data.   Please tell us and revise future filings to describe the significant inputs to your fair value model (i.e. market assumptions and comparable sales data) and the information used to develop the inputs.   Reference is made to paragraph 820-10-50-5(c) of the FASB Accounting Standards Codification.

Exhibit Index

7.      It appears that some of the exhibits that you have filed with the Form 10-K and listed in the exhibit index themselves omit certain other exhibits or schedules to the filed exhibits.  Please explain to us why Exhibits 10.7 and 10.10 have omissions from them of exhibits and schedules that are part of filed exhibits.  Alternatively, please refile complete copies of Exhibits 10.7 and 10.10.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response.  Please submit a response letter on EDGAR that keys your responses to our comments and provides any requested information.  Detailed response letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Wilson K. Lee, at (202) 551-3468 or me, at (202) 551-3498 if you have questions regarding comments on the financial statements and related matters. Please contact Phil Rothenberg at (202) 551 - 3466 or Tom Kluck at (202) 551 – 3233 with any other questions.

Sincerely,


Linda Van Doorn
Senior Assistant Chief Accountant